[Wells Fargo & Company Letterhead]

February 11, 2026

Robert Arzonetti	VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wells Fargo & Company/Wells Fargo Finance LLC

Registration Statement on Form S-3, as it will be amended by Pre-Effective Amendment No. 1

File Nos. 333-292881 and 333-292881-01

Acceleration Request

Dear Mr. Arzonetti:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wells Fargo & Company and Wells Fargo Finance LLC hereby respectfully request that the effective date of the above-referenced Registration Statement on Form S-3, as amended (the “Registration Statement”), be accelerated and that such Registration Statement be declared effective at 1:00 p.m. Eastern Time on February 13, 2026 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Faegre Drinker Biddle & Reath LLP, by calling Dawn Pruitt at (612) 766-7103.

Thank you for your assistance in this matter.

Very truly yours,

WELLS FARGO & COMPANY

By: /s/ Bryant Owens____________________________

Bryant Owens

Its: Senior Vice President and Assistant Treasurer

WELLS FARGO FINANCE LLC

By: /s/ Barbara Garafalo__________________________

Barbara Garafalo

Its: Chief Executive Officer and President